

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Via E-mail

John A. Amster
Chief Executive Officer
RPX Corporation
One Market Plaza
Suite 700
San Francisco, CA 94105

> **Re:** **RPX Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 18, 2011**
> **File No. 333-171817**

Dear Mr. Amster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated April 15, 2011 but continue to believe that the requested disclosure constitutes information important to investors and thus we are reissuing the comment. Please contact us at your earliest convenience to discuss this issue.

2. We note that you elected Sanford Robertson to your board of directors, effective upon the closing of this offering. Please file a consent from Sanford Robertson indicating his willingness to being named in the registration statement as a future director. Please see Rule 438.

Exhibit Index

3.   It appears that some of the exhibits that you have filed with the registration statement and listed in the exhibit index themselves omit certain other exhibits or schedules. Please explain to us why Exhibits 10.13, 10.17 and 10.31 omit exhibits and schedules that are part of filed exhibits. Alternatively, please refile complete copies of these exhibits. Please see Item 601 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Bennett L. Yee (via E-mail)